SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2008 and on December 31, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the six-month period

ended December 31, 2008

Fiscal year No.119 beginning July 1, 2008

Expressed in thousands of Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

Of the By-laws:	August 29, 1889

Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.34%

Type of stock	CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206	78,206

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	30,188	71,734
Other investments, net (Note 4.b)	190,300	289,542
Accounts receivable, net (Note 4.c)	214,350	165,247
Other receivables and prepaid expenses, net (Note 4.d)	78,869	64,059
Inventory, net (Note 4.e)	719	652

Total Current Assets	514,426	591,234

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	3,456	10,128
Other receivables and prepaid expenses, net (Note 4.d)	109,867	57,706
Inventory, net (Note 4.e)	11,031	3,387
Fixed assets, net (Note 4.f)	1,448,265	1,312,544
Other investments, net (Note 4.b)	204,289	267,924
Intangible assets, net (Note 4.g)	1,136	1,166

Subtotal Non-Current Assets	1,778,044	1,652,855

Negative goodwill, net (Note 4.h)	(4,354)	(11,995)

Total Non-Current Assets	1,773,690	1,640,860

Total Assets	2,288,116	2,232,094

	12.31.08 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	180,882	217,585
Short-term debt (Note 4.j)	230,909	105,993
Salaries and social security payable (Note 4.k)	14,074	24,018
Taxes payable (Note 4.l)	78,165	60,979
Customer advances (Note 4.m)	73,629	68,277
Related parties (Note 5)	14,755	9,785
Other liabilities (Note 4.n)	4,566	20,536

Total Debts	596,980	507,173

Provisions (Note 4.o)	630	656

Total Current Liabilities	597,610	507,829

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	550	3,241
Long-term debt (Note 4.j)	670,932	662,302
Taxes payable (Note 4.l)	40,453	30,234
Cu Customer advances (Note 4.m)	105,735	84,092
Other liabilities (Note 4.n)	10,543	10,427

Total Debts	828,213	790,296

Provisions (Note 4.o)	8,545	7,813

Total Non-Current Liabilities	836,758	798,109

Total Liabilities	1,434,368	1,305,938

Minority interest	98,045	78,000

SHAREHOLDERS’ EQUITY	755,703	848,156

Total Liabilities and Shareholders’ Equity	2,288,116	2,232,094

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 3)	12.31.07 (Notes 1 and 3)
Revenues:
Leases and services	195,284	172,567
Consumer financing	123,564	139,901
Other	7,963	3,722

Total revenues	326,811	316,190

Costs:
Leases and services	(53,461)	(48,308)
Consumer financing	(75,406)	(47,672)
Other	(5,463)	(3,556)

Total costs	(134,330)	(99,536)

Gross profit:
Leases and services	141,823	124,259
Consumer financing	48,158	92,229
Other	2,500	166

Total gross profit	192,481	216,654

Selling expenses	(113,121)	(78,069)
Administrative expenses	(44,183)	(31,142)
Net (loss) income from retained interest in securitized receivables	(42,231)	320
Gain from recognition of inventories at net realizable value	—	185

	(199,535)	(108,706)

Operating (loss) income	(7,054)	107,948

Loss on equity investees (Note 5)	—	(14)

Amortization of goodwill, net	(509)	(1,409)

Financial gain (loss) generated by assets:
Interest income from past-due receivables	1,983	2,307
Other interest	1,019	949
Interest earned from financial placements	(4,751)	16,654
Effect on the present value accounting	(6,504)	(3,172)
Exchange differences	12,346	6,440
Gain from derivative instruments (Note 20 to the unaudited basic financial statements)	8,970	—
Interest income from related parties (Note 5)	55	54
Holding gain	82	—

Subtotal	13,200	23,232

Financial gain (loss) generated by liabilities:
Interest expense	(19,404)	(21,083)
Gain on repurchase of Non-Convertible Notes (Note 16 to the unaudited basic financial statements)	13,202	—
Exchange differences	(28,097)	(5,402)
Interest and exchange differences with related parties (Note 5)	(29,058)	(10,152)
Other interest	(165)	(6)
Tax interest	(256)	(436)

Subtotal	(63,778)	(37,079)

Total financial results, net	(50,578)	(13,847)

Other income (expenses), net (Note 4.p)	456	2,732

(Loss) Income before taxes and minority interest	(57,685)	95,410

Income tax expense	13,202	(44,532)
Minority interest	12,268	(2,186)

Net (loss) income	(32,215)	48,692

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 3)	12.31.07 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	255,888	47,389
Cash and cash equivalents as of the end of the period	51,710	255,206

(Decrease) increase in cash and cash equivalents	(204,178)	207,817

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	(32,215)	48,692
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Financial results	44,653	5,276
Depreciation of fixed assets	43,664	37,424
Income from barter transaction	(2,867)	—
Amortization of intangible assets	30	515
Amortization of goodwill, net	509	1,409
Reversal of impairment losses	(82)	—
Loss on fixed assets retired	139	476
Charge for doubtful recoverable expenses	—	125
Charge of provision for contingencies	780	1,086
Allowance for doubtful accounts	55,103	13,083
Provision for Directors’ fees	—	4,552
Gain from recognition of inventories at net realizable value	—	(185)
Allowance for impairment of investments	4,089	—
Net loss in credit card trust	37,307	1,530
Gain from derivative instruments	(7,275)	—
Minority interest	(12,268)	2,186
Income tax	(13,202)	44,532
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable	(49,477)	(60,700)
Increase in other receivables and prepaid expenses	(49,394)	(22,305)
Decrease (Increase) in inventory	15	(231)
Increase in intangible assets	—	(38)
(Decrease) Increase in trade accounts payable	(63,762)	24,310
Increase in customer advances	10,568	8,250
Increase (Decrease) in taxes payable	39,359	(41,541)
Decrease in salaries and social security payable	(10,351)	(5,765)
Increase (Decrease) in provision for contingencies	333	(719)
Decrease in other liabilities	(30,180)	(12,156)
Increase in due to related parties	4,970	9,657
(Decrease) Increase in accrued interest	(13,921)	167

Net cash (used in) provided by operating activities	(43,475)	59,630

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 3)	12.31.07 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(116,455)	(137,939)
Advances for acquisitions	—	(758)
(Increase) Decrease in investments	(75,966)	362,959
Insurance recoveries from fire damage in Alto Avellaneda	—	3,760
Loans granted to third parties	(970)	—
Payment for acquisition of subsidiary companies, net of cash acquired	—	(186)
Acquisition of undeveloped parcels of land	(1,334)	(54)

Net cash (used in) provided by investing activities	(194,725)	227,782

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(22,506)	(4,721)
Cash from minority shareholders’ capital contributions to subsidiaries	24,164	10,052
Payment of cash dividends	(60,238)	(55,721)
Cash from (Payment) of short-term bank loans	90,990	(40,006)
Dividends paid by subsidiaries to minority shareholders	—	(927)
Payment of seller financing of Mendoza Plaza Shopping S.A.	(9,090)	—
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	(6,830)	—
Cash paid for repurchase of Non-Convertible Notes	(12,764)	(6,272)
Proceeds from short-term and long-term debt	30,296	18,000

Net cash provided by (used in) financing activities	34,022	(79,595)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(204,178)	207,817

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08	12.31.07
Supplemental cash flow information
Cash paid during the period for:
– Interest	77,893	43,603
– Income tax	9,398	32,872

Non-cash activities:
– Liquidation of interest in credit card receivables, net	31,630	49,999
– Increase in other non-current investments through a decrease in inventory	—	705
– Increase in issuance expenses of Notes through an increase in trade accounts payable	—	682
– Increase in fixed assets through an increase in trade accounts payable	24,368	2,635
– Increase in goodwill through a decrease in minority interest	8,150	—
– Increase in inventory though a decrease in other non-current investment	4,777	—
– Increase in accounts receivable through an increase in customer advances	16,427	—
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	14,326	—

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

NOTE 1:	PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of December 31, 2008 and June 30, 2008 and the statements of income and cash flows for the six-month periods ended December 31, 2008 and 2007 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The unaudited consolidated financial statements have been prepared in thousands of constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

Financial Statements corresponding to the six-month periods ended December 31, 2008 and 2007 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Consolidated results for the six-month periods ended December 31, 2008 and 2007 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 1:	(Continued)

Comparative information

The comparative information at June 30, 2008 and December 31, 2007 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current year presentation.

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	12.31.08	12.31.07
Emprendimiento Recoleta S.A. (ERSA)	53.684	53.684	12.31.08
Tarshop S.A. (Tarshop) (3)	93.439	80	12.31.08
Shopping Neuquén S.A.	98.14	94.623	12.31.08
Shopping Alto Palermo S.A. (SAPSA)	99.9999	99.9999	12.31.08
Fibesa S.A. (Fibesa)	99.9999	99.9999	12.31.08
Mendoza Plaza Shopping S.A. (1)	100	85.40	12.31.08
Conil S.A.	50	50	12.31.08
Empalme S.A.I.C.F.A. y G. (Empalme) (4)	100	100	12.31.08
Panamerican Mall S.A. (PAMSA)	80	80	12.31.08
Comercializadora Los Altos S.A. (2)	100	100	12.31.08

(1)	Corresponds to the 95% of the direct interest of APSA and 5% of the indirect interest through SAPSA. See Note 22 to the unaudited basic financial statements.
(2)	Corresponds to the 90% of the direct interest of APSA and 10% of the indirect interest through SAPSA. See Note 23 to the unaudited basic financial statements.
(3)	See Note 12.
(4)	Corresponds to the 95% of the direct interest of APSA and 5% of the indirect interest through SAPSA.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s and Comercializadora Los Altos´s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Other investments, net

b.1.	Current

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Mutual funds, government and mortgage bonds and US Treasury Bonds are carried at their market value and time deposits are valued at cost plus accrued interest at the end of the period/year.

b.2.	Non-current

As of December 31 and June 30, 2008 include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

c.	Negative goodwill, net

They represent the difference between the purchase price paid and the fair market value (determined as described in Note 2.5.2 to the unaudited basic financial statements) of net assets acquired, adjusted for inflation as mentioned in Note 1, which are amortized by the straight-line method over a period not longer than nineteen years. (Note 2.9 to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	12.31.08	06.30.08
Cash in local currency	4,321	4,507
Cash in foreign currency	294	591
Bank accounts in local currency	14,932	36,110
Bank accounts in foreign currency	10,641	30,526

Total cash and banks	30,188	71,734

b) Other investments, net:

	12.31.08	06.30.08
Current
Retained interests in securitized receivables	104,248	57,106
Mutual funds in foreign currency	35,540	—
Mutual funds in local currency (i) (ii)	23,182	61,041
Time deposits in local currency (i)	16,295	99,857
TDFs	12,058	2,243
PRE 2009 bonds	6,767	15,199
PRO 2012 bonds	2,445	6,179
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	682	1,027
BONTE 2006 bonds (Note 7)	34	34
U.S. Treasury Bonds	—	24,448
Time deposits in foreign currency (i)	—	33,831
Allowance for impairment of CPs	(10,951)	(11,423)

Total	190,300	289,542

(i)	Considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.
(ii)	As of December 31, 2008 includes Ps. 17,955 and as of June 30, 2008 includes Ps. 10,575 not considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

	12.31.08	06.30.08
Non-current
Undeveloped parcels of land
- Beruti plot of land	52,030	52,030
- Caballito plot of land	36,741	36,696
- Patio Olmos	32,944	32,944
- Torres Rosario	12,645	17,093
- Air Space Coto	13,188	13,143
- Other real estate	3,987	3,128
Retained interests in securitized receivables	54,934	111,676
Share’s purchase advances	2,048	1,791
TDFs	853	—
Other investments	57	—
Allowance for impairment of CPs	(5,138)	(577)

Total	204,289	267,924

Total other investments, net	394,589	557,466

c) Accounts receivable, net:

	12.31.08	06.30.08
Current
Consumer financing receivables (Tarshop)	136,590	116,972
Checks to be deposited	70,575	52,095
Leases and services receivable	55,785	45,816
Pass-through expenses receivable	28,277	14,843
Debtors under legal proceedings	28,067	25,356
Notes receivable	6,570	6,653
Receivables with collection agents (Tarshop)	4,586	3,829
Credit card receivable	601	47
Mortgages receivable	427	495
Less:
Allowance for doubtful accounts	(117,128)	(100,859)

Total	214,350	165,247

Non-current
Consumer financing receivables (Tarshop)	9,210	9,684
Notes receivable	1,879	2,100
Mortgages receivable	274	283
Leases and services receivable	98	17
Less:
Allowance for doubtful accounts	(8,005)	(1,956)

Total	3,456	10,128

Total accounts receivable, net	217,806	175,375

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

d) Other receivables and prepaid expenses, net:

	12.31.08	06.30.08
Current
Related parties (Note 5)	28,401	26,628
Guarantee deposits re. securitization programs (Note 7)	13,526	6,497
Prepaid expenses	11,922	12,750
Income tax credits, net	4,134	1,005
Derivative financial instruments (Note 20 to the unaudited basic financial statements)	4,007	—
Other tax credits	3,935	741
Fees advanced to Directors, net (Note 5)	3,381	—
Prepaid services	2,902	5,169
Receivables for third party services offered in Tarshop stores	2,600	1,578
Loans granted	2,319	1,085
Prepaid gross revenue tax	691	562
Guarantee deposits (i)	236	274
Recoverable expenses	26	34
MPIT	18	6,011
Value Added Tax (VAT)	—	184
Other prepaid taxes	—	465
Others	771	1,076

Total	78,869	64,059

(i) It includes restricted funds. (See Notes 7 to the unaudited consolidated and basic financial statements).

Non-current
Deferred income tax	56,217	14,649
Value Added Tax (VAT)	44,998	28,848
MPIT	13,517	4,836
Guarantee deposits re. securitization programs (Note 7)	4,931	12,931
Mortgages receivable	2,208	2,208
Prepaid gross revenue tax	1,022	763
Guarantee deposits	393	386
Prepaid expenses	178	244
Deferred tax allowance	(500)	(468)
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Imputed interest of non-current receivables	(10,889)	(4,483)

Total	109,867	57,706

Total other receivables and prepaid expenses, net	188,736	121,765

e) Inventory, net:

	12.31.08	06.30.08
Current
Resale merchandise	719	327
Torres de Abasto	—	325

Total	719	652

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

	12.31.08	06.30.08
Non-current
Units under construction (Note 18 to the unaudited basic financial statements)	11,023	3,379
Others	8	8

Total	11,031	3,387

Total inventory, net	11,750	4,039

f) Fixed assets, net:

	12.31.08	06.30.08
Properties:
Shopping Centers:
Abasto	170,500	174,725
Panamerican Mall (i)	198,204	159,503
Alto Palermo	163,308	170,513
Patio Bullrich	97,985	98,063
Alto Avellaneda	89,857	95,906
Mendoza Plaza Shopping	87,548	88,363
Alto Rosario	82,056	83,147
Empalme (Note 12 to the unaudited basic financial statements)	69,027	71,186
Paseo Alcorta	75,078	56,007
Alto Noa	24,059	25,039
Buenos Aires Design	12,338	13,568
Neuquén (Note 10)	10,321	10,321
Facilities	19,037	18,602
Furniture and fixture	12,475	11,013
Other properties	8,199	8,417
Computer equipment	3,291	3,688
Software	2,838	3,526
Leasehold improvements	4,173	2,329
Vehicles	41	25
Suppliers advances (Note 19 and 26 to the unaudited basic financial statements)	69,083	60,025
Work in progress:
- Panamerican Mall	231,236	123,858
- Shopping centers improvements	17,066	32,180
- Tarshop	545	2,540

Total fixed assets, net	1,448,265	1,312,544

(i)	It includes financial costs of Ps. 56,201.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

g) Intangible assets, net:

	12.31.08	06.30.08
Preoperating expenses	1,136	1,099
Trademarks	—	67

Total intangible assets, net	1,136	1,166

h) Negative goodwill, net:

	12.31.08	06.30.08
- Fibesa S.A.	3,422	4,449
- Tarshop S.A.	8,150	—
- Emprendimiento Recoleta S.A.	(374)	(411)
- Mendoza Plaza Shopping S.A.	(6,151)	(6,314)
- Empalme S.A.I.C.F.A. y G.	(9,401)	(9,719)

Total Negative goodwill, net	(4,354)	(11,995)

i) Trade accounts payable:

	12.31.08	06.30.08
Current
Suppliers	142,682	191,021
Accruals	33,994	26,071
Foreign suppliers	—	41
Others	4,206	452

Total	180,882	217,585

Non-current
Suppliers	550	3,241

Total	550	3,241

Total trade accounts payable	181,432	220,826

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

j) Short-term and long-term debt:

	12.31.08	06.30.08
Current
– Banks
Overdrafts	90,990	—
Standard Bank (formerly Bank Boston) (Note 7)	11,709	7,100
Banco Supervielle (Note 7)	8,246	13,901
Banco Itaú Buen Ayre (Note 7)	7,397	6,009
Banco CMF (Note 7)	6,750	5,250
Banco BNP Paribas	6,500	4,500
Banco Ciudad	5,500	—
Banco BST	4,600	4,600
Banco Industrial de Azul (Note 7)	4,500	7,500
Banco Comafi (Note 7)	2,228	6,953
Interest payable to credit card trust	1,599	4,125
Bank interests	1,474	1,044
Banco Mariva	999	—

Subtotal	152,492	60,982

– Financial
Non-Convertible Notes	39,765	—
Related parties’s shareholders loans	13,728	8,236
Mortgage loans (Note 24 to the unaudited basic financial statements)	13,280	10,781
Accrued interest on Convertible Notes (Note 5)	7,283	6,537
Accrued interest on Non-Convertible Notes (Note 5)	4,974	4,832
Seller financing for the acquisition of Mendoza Plaza Shopping S.A. (Note 22 to the unaudited basic financial statements)	—	9,090
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. – Principal (Note 12 to the unaudited basic financial statements)	—	6,050
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. – Accrued interest (Note 12 to the unaudited basic financial statements)	—	3
Deferred debt costs	(1,044)	(1,198)
Others	431	680

Subtotal	78,417	45,011

Total	230,909	105,993

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

	12.31.08	06.30.08
Non-current
– Financial
Non-Convertible Notes (Note 5)	496,508	511,420
Convertible Notes (Note 5)	163,078	142,865
Mortgage loans (Note 24 to the unaudited basic financial statements)	15,113	12,431
Deferred debt costs	(3,889)	(4,605)
Others	122	191

Subtotal	670,932	662,302

Total	670,932	662,302

Total short-term and long-term debt	901,841	768,295

k) Salaries and social security payable:

	12.31.08	06.30.08
Provision for vacation, bonuses and others	9,424	18,340
Social security payable	4,034	4,671
Salaries payable	216	389
Others	400	618

Total salaries and social security payable	14,074	24,018

l) Taxes payable:

	12.31.08	06.30.08
Current
Tax amnesty plan for income tax payable	27,213	—
Value Added Tax (VAT) payable, net	19,459	13,578
Income tax, net	9,856	35,278
Tax amnesty plan for Value Added Tax (VAT) payable	8,010	—
Other tax withholdings	3,089	3,942
Other taxes payable	2,392	2,409
Asset tax payable, net	2,334	1,153
Gross revenue tax payable	1,523	1,477
Income tax withholdings	1,454	1,488
Gross revenue tax withholdings	1,327	1,107
Tax amnesty plan for asset tax payable	666	—
Provision for tax on personal assets of shareholders	543	259
Tax amnesty plan for gross revenue tax payable	299	288

Total	78,165	60,979

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

	12.31.08	06.30.08
Non-current
Deferred income tax	38,995	28,624
Tax amnesty plan for gross revenue tax payable	1,458	1,610

Total	40,453	30,234

Total taxes payable	118,618	91,213

m) Customer advances:

	12.31.08	06.30.08
Current
Admission rights	43,377	34,906
Lease and pass-through expenses advances (i) (Note 11)	17,092	19,214
Customer advances	10,523	12,382
Guarantee deposits	2,637	1,775

Total	73,629	68,277

Non-current
Admission rights	65,730	48,613
Lease and pass-through expenses advances (i) (Note 11)	40,005	35,479

Total	105,735	84,092

Total customer advances	179,364	152,369

(i)      It includes a payment advance of Ps. 8,167 from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years´ term as from the date in which the commercial center is inaugurated or from the day in which the lessee opens the store prior to the inauguration of the commercial center.

n) Other liabilities:

	12.31.08	06.30.08
Current
Provision for donations committed (Note 5)	3,509	4,656
Contributed leasehold improvements (Note 9)	476	1,015
Withholdings and guarantee deposits	424	388
Accrual for Directors’ fees (Note 5)	—	11,048
Fees advances to Directors (Note 5)	—	(1,322)
Derivative financial instruments	—	4,600
Others	157	151

Total	4,566	20,536

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	(Continued)

	12.31.08	06.30.08
Non-current
Contributed leasehold improvements (Note 9)	10,208	10,055
Below market leases	200	240
Directors’ guarantee deposits (Note 5)	12	12
Others	123	120

Total	10,543	10,427

Total Other liabilities	15,109	30,963

o) Provisions:

	12.31.08	06.30.08
Current
Provision for contingencies	630	656

Total	630	656

Non-current
Provision for contingencies	8,545	7,813

Total	8,545	7,813

Total Provisions	9,175	8,469

p) Other income (expenses), net:

	12.31.08	12.31.07
Recovery of allowances	142	508
Recovery of contingencies, net	14	(58)
Tax on personal assets of shareholders (Note 5)	(274)	(275)
Donations (Note 5)	(120)	(77)
Recovery of doubtful recoverable expenses	—	3,462
Others	694	(828)

Total other income (expenses), net	456	2,732

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
Company			12.31.2008	12.31.2007	12.31.2008	06.30.2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,547	1,740
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(19,593)	(6,824)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(5,694)	(3,357)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Convertible Notes	—	—	(4,894)	(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Convertible Notes	—	—	(109,592)	(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(1,609)	(241)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Non-Convertible Notes	—	—	(472)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Non-Convertible Notes	—	—	(44,993)	—
Parque Arauco S.A.	Shareholder	Short-term debt Convertible Notes	—	—	(2,386)	(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt Convertible Notes	—	—	(53,426)	(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(9,262)	(3,327)	—	—
Other Shareholders	Shareholder	Other expenses, net - Tax on personal assets of shareholders	(274)	(275)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees	—	3	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	51	217
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Interest income	—	6	—	—
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Administration fees	21	21	—	—
Inversora del Puerto	Subsidiary of Alto Palermo S.A. (APSA) (it wound up on 09.28.07)	Related parties result	—	(14)	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3	7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(308)	(379)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(1,505)	(443)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2008	12.31.2007	12.31.2008	06.30.2008
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	—	2	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,659	4,189
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,298)	(830)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(193)	1	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	272	650	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(181)	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(17,265)	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(84)	(31)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Other current receivables	—	—	—	4
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(398)	(211)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(799)	(838)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	23,138	19,028
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(6,756)	(4,811)
Loans to personnel	Employees	Other current receivables	—	—	1,310	1,133
Loans to personnel	Employees	Interest income	55	48	—	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(2)	(1)
Directors	Directors	Long-term debt - Convertible Notes	—	—	(35)	(30)
Directors	Directors	Interests and exchange differences with related parties	(6)	(4)	—	—
Directors	Directors	Other current liabilities	—	—	—	(9,726)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Directors’ fees	(10,504)	(5,409)	—	—
Directors	Directors	Other current receivables - Fees advanced to Directors	—	—	3,381	—
Directors and management	Directors	Other current receivables	—	—	26	21

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 5:	(Continued)

	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
Company			12.31.2008	12.31.2007	12.31.2008	06.30.2008
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(3,509)	(4,656)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses, net- Donations	(120)	(77)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	682	1,027
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4	7
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(16)	(29)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	519	143
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt - Convertible Notes	—	—	(1)	(1)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt - Convertible Notes	—	—	(25)	(22)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(4)	—	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	6	8
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3	3
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10	10
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	4	4
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	116	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(200)	(137)
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1	1
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1)	—

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.08	Total as of 12.31.07
Revenues	195,900	123,564	7,963	327,427	(616)	326,811	316,190

Costs	(53,461)	(76,997)	(5,463)	(135,921)	1,591	(134,330)	(99,536)

Total gross profit as of 12.31.08	142,439	46,567	2,500	191,506	975	192,481	—

Total gross profit as of 12.31.07	125,199	90,937	221	216,357	297	—	216,654

Expenses:

Selling expenses	(12,875)	(100,203)	(43)	(113,121)	—	(113,121)	(78,069)

Administrative expenses	(27,006)	(17,150)	(27)	(44,183)	—	(44,183)	(31,142)

Net (loss) income from retained interest in securitized receivables	—	(42,231)	—	(42,231)	—	(42,231)	320

Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	185

Operating income (loss) 12.31.08	102,558	(113,017)	2,430	(8,029)	975	(7,054)	—

Operating income 12.31.07	95,783	11,745	123	107,651	297	—	107,948

Loss on equity investees	—	—	—	—	—	—	(14)

Amortization of goodwill, net	(509)	—	—	(509)	—	(509)	(1,409)

Financial results, net	(49,882)	203	76	(49,603)	(975)	(50,578)	(13,847)

Other income (expenses), net	(160)	616	—	456	—	456	2,732

Income (loss) before taxes and minority interest 12.31.08	52,007	(112,198)	2,506	(57,685)	—	(57,685)	—

Income (loss) before taxes and minority interest 12.31.07	82,840	12,173	397	95,410	—	—	95,410

Income tax expense	(28,269)	42,346	(875)	13,202	—	13,202	(44,532)

Minority interest	17	12,251	—	12,268	—	12,268	(2,186)

Net income (loss) 12.31.08	23,755	(57,601)	1,631	(32,215)	—	(32,215)	—

Net income 12.31.07	44,334	4,100	258	48,692	—	—	48,692

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.08	Total as of 06.30.08

Depreciation and amortization 12.31.08 – 6 months	41,356	2,846	—	44,202	—	44,202	—

Depreciation and amortization 06.30.08 – 12 months	75,125	4,060	—	79,185	—	—	79,185

Acquisitions of fixed assets 12.31.08 – 6 months	178,414	1,110	—	179,524	—	179,524	—

Acquisitions of fixed assets 06.30.08 – 12 months	265,142	6,822	—	271,964	—	—	271,964

Operating assets as of 12.31.08	1,702,803	154,089	426	1,857,318	—	1,857,318	—

Operating assets as of 06.30.08	1,530,556	113,051	820	1,644,427	—	—	1,644,427

Non operating assets as of 12.31.08	231,059	199,739	—	430,798	—	430,798	—

Non operating assets as of 06.30.08	390,038	197,629	—	587,667	—	—	587,667

Total assets as of 12.31.08	1,933,862	353,828	426	2,288,116	—	2,288,116	—

Total assets as of 06.30.08	1,920,594	310,680	820	2,232,094	—	—	2,232,094

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Consumer Financing (prior Credit card) and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card and personal loans accounts issued by Tarshop.

•	Others: This segment includes the results of the Company’s construction and/or barter transaction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

•

A pledge was granted to Nuevo Banco Industrial de Azul S.A. over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for a face value of Ps. 12,136.

•

In addition, during the current period Tarshop granted a pledge to Banco CMF S.A., over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for a face value of Ps. 15,889; and to Banco Comafi S.A., also as pledge, over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXI and XXXV for a face value of Ps. 9,129.

•

During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII, XXXVIII and XLII, for a face value of Ps. 17,845.

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 7:	(Continued)

•

During November 2008, a pledge was granted to Banco Itaú Buen Ayre S.A., as guarantee, over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL, for a face value of Ps. 11,896, and to Standard Bank Argentina S.A., as pledge, Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV and XLVIII, for a face value of Ps. 21,000.

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 11).

•	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

•	Other current receivables account includes Ps. 26, which availability is restricted concerning the case “Derviche Hernán Andres vs. Shopping Alto Palermo S.A. in re: dismissal”.

•

Guarantee deposits re. securitization programs account includes the contingency funds of financial trust as credit protection for investors that as of December 31, 2008 amounted to Ps. 16,736. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 8:	(Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop agreed to a consumer portfolio securitization program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program, Tarshop transferred to the Financial Trusts the total amount of Ps. 2,134,517 as of December 31, 2008 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,789,632, T.D.F. Series “B” for Ps. 125,829, C.P. Series “C” for Ps. 206,186, and C.P. Series “D” for Ps. 12,870.

Tarshop acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with except for the T.D.F. Series “B” corresponding to Financial Trust Series XXXV, XXXIX, XL, XLI, XLII, XLVII, XLVIII and XLIX, and T.D.F Series “C” of the Series XLVII. Tarshop has maintained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 16,736 have been made as credit protection for investors.

NOTE 9:	CONTRIBUTED LEASEHOLD IMPROVEMENTS - OTHER LIABILITIES

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 109 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,102 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the unaudited basic financial statements.

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 10:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these unaudited financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days´ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

NOTE 11:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC,

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on period the waiver stipulated in contractual covenants.

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 11:	(Continued)

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

–	The term required to fully repay the unpaid loan amount, or

–	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the said real right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 11:	(Continued)

Principal owed as of December 31, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,031 (Note 4.m).

NOTE 12:	CAPITAL INCREASE AND CAPITAL CONTRIBUTIONS TO TARSHOP S.A.

Due to the international financial context, there has been high volatility in the interest rates and increases in the so called systemic default that have affected performance and financing of consumer financing business. Increased default levels have brought about an increase in the subordination of financial trusts that coupled to the changes in the tax treatment afforded to them, the higher interest rate due to risk increase and a certain deceleration of private consumption, generated the need to review the general and specific economic perspectives of Tarshop’s activity.

To meet the growing volatility in the international financial context and provide Tarshop with a capital base according to the current market conditions, in September 2008 APSA decided to participate in the capital increase of Tarshop for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop from 80% to 93.4%. Likewise, during the current quarter, the Company has provided funds then accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop on the market.

To supplement the financial support, various actions were implemented since then by means of direct advisory of APSA’s management at Tarshop. Such actions were aimed at improving Tarshop’s performance downsizing the structure of points of sales with the subsequent decrease in personnel by 17%, the reduction of 13 points of sales and the reduction of leased centralized areas by 10%. Rationalization of resources has included areas such as consulting.

In line with commercial actions, the following actions among others were recently implemented:

(i) Redesigning the structure of distribution channels.

(ii) Changes in cash and financing plans to stores.

(iii) Renegotiating conditions with adhered establishments.

ALTO PALERMO S.A (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 12:	(Continued)

It is outlined likewise that the recent amendment to the tax treatment to financial trusts and other changes boosted by the Federal Executive calls for an ongoing adjustment monitoring fine-tuning the positioning strategy of Tarshop, upon the comings and goings of this juncture.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	3,600	23,602
Other investments (Schedules D and I)	42,422	168,879
Accounts receivable, net (Note 3.b and Schedule I)	76,818	61,832
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	59,955	59,597
Inventory, net (Note 3.d)	342	519

Total Current Assets	183,137	314,429

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedule I)	1,268	785
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	4,729	448
Inventory (Note 3.d)	11,023	3,379
Equity investments, net (Schedule C)	867,357	649,178
Other investments (Schedule D)	153,296	156,482
Fixed assets, net (Schedule A)	608,752	618,648
Intangible assets, net (Schedule B)	41	63

Total Non-Current Assets	1,646,466	1,428,983

Total Assets	1,829,603	1,743,412

	12.31.08 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedule I)	29,978	28,197
Short-term debt (Note 3.f and Schedule I)	160,847	35,883
Salaries and social security payable (Note 3.g and Schedule I)	6,974	13,820
Taxes payable (Note 3.h and Schedule I)	28,650	29,874
Customer advances (Note 3.i and Schedule I)	44,283	45,354
Related parties (Note 5 and Schedule I)	9,119	6,360
Other liabilities (Note 3.j and Schedule I)	2,166	15,395

Total Debts	282,017	174,883

Provisions (Note 3.k and Schedules E and I)	—	123

Total Current liabilities	282,017	175,006

NON-CURRENT LIABILITIES
Long-term debt (Note 3.f and Schedule I)	670,810	662,111
Taxes payable (Note 3.h and Schedule I)	25,580	14,920
Customer advances (Note 3.i and Schedule I)	40,818	38,627
Related parties (Note 5 and Schedule I)	49,453	—
Other liabilities (Note 3.j and Schedule I)	323	12

Total debts	786,984	715,670

Provisions (Note 3.k and Schedules E and I)	4,899	4,580

Total Non-Current Liabilities	791,883	720,250

Total Liabilities	1,073,900	895,256

SHAREHOLDERS’ EQUITY (per related statement)	755,703	848,156

Total Liabilities and Shareholders’ Equity	1,829,603	1,743,412

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 2)	12.31.07 (Notes 1 and 2)
Revenues:
Leases and services	117,566	107,934
Other	7,963	3,722

Total revenues	125,529	111,656

Costs:
Leases and services (Schedule H)	(30,374)	(27,240)
Other (Schedule F)	(5,463)	(3,556)

Total costs	(35,837)	(30,796)

Gross profit:
Leases and services	87,192	80,694
Other	2,500	166

Total gross profit	89,692	80,860

Selling expenses (Schedule H)	(6,204)	(7,375)
Administrative expenses (Schedule H)	(17,513)	(13,324)

Subtotal expenses	(23,717)	(20,699)

Gain from recognition of inventories at net realizable value	—	185

Operating income	65,975	60,346

(Loss) income on equity investees (Note 6)	(33,730)	20,533

Financial gain generated by assets:
Interest income from related parties (Note 5)	945	658
Interest income from past-due receivables	1,366	1,280
Other interest	492	761
Interest earned from financial collocations	(6,168)	13,125
Gain from derivative instruments (Note 20)	8,970	—
Exchange differences	4,696	6,344
Holding gain	82	—

Subtotal	10,383	22,168

Financial gain (loss) generated by liabilities:
Interest and exchange differences with related parties (Note 5)	(29,742)	(10,209)
Financial costs	(18,888)	(20,157)
Gain on repurchase of Non-Convertible Notes (Note 16 to the financial statements)	13,202	—
Exchange differences	(27,958)	(5,264)
Interests on taxes payable	(172)	(281)
Other interests	(31)	—

Subtotal	(63,589)	(35,911)

Financial results, net	(53,206)	(13,743)

Other income (expenses), net (Note 3.l)	(308)	3,007

(Loss) Income before taxes	(21,269)	70,143

Income tax expense (Note 9)	(10,946)	(21,451)

Net (loss) income for the period	(32,215)	48,692

Net basic (loss) earnings per share (Note 8)	(0.041)	0.062

Net diluted (loss) earnings per share (Note 8)	(0.006)	0.025

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	Shareholders’ contributions				Appraisal revaluation (Note 2.20)	Reserve for new developments	Reserve to free availability	Legal reserve (Note 11)	Retained earnings	Total as of 12.31.08	Total as of 12.31.07
Items	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total
Balances as of the beginning of the year	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	79,970	848,156	823,907
Dividends distribution - Shareholders meeting as of 10.25.07	—	—	—	—	—	—	—	—	—	—	(55,721)
Legal reserve - Shareholders meeting as of 10.31.08	—	—	—	—	—	—	—	3,998	(3,998)	—	—
Dividends distribution - Shareholders meeting as of 10.31.08	—	—	—	—	—	—	—	—	(60,238)	(60,238)	—
Reserve to free availability - Shareholders meeting as of 10.31.08	—	—	—	—	—	—	15,734	—	(15,734)	—	—
Net (loss) income for the period	—	—	—	—	—	—	—	—	(32,215)	(32,215)	48,692

Balances as of 12.31.08	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(32,215)	755,703	—

Balances as of 12.31.07	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	48,692	—	816,878

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 2)	12.31.07 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	171,036	13,412
Cash and cash equivalents as of the end of the period	10,462	167,860

(Decrease) Increase in cash and cash equivalents	(160,574)	154,448

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(32,215)	48,692
Adjustments to reconcile net (loss) income to cash flows from operating activities:
• Financial results	38,111	2,072
• Charge for doubtful recoverable expenses	—	125
• Income from barter transaction	(2,867)	—
• Depreciation of fixed assets	22,810	19,729
• Amortization of intangible assets	22	506
• Charge of provision for contingencies	367	806
• Loss on fixed assets retired	6	101
• Provisions for Directors’ fees	—	3,652
• Reversal of impairment losses	(82)	—
• Loss (income) on equity investees	33,730	(20,533)
• Gain from derivative instruments	(7,275)	—
• Gain from recognition of inventories at net realizable value	—	(185)
• Allowance for doubtful accounts	1,989	2,224
• Income tax	10,946	21,451
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
• Increase in accounts receivable	(17,458)	(8,283)
• Decrease (Increase) in other receivables	13,254	(6,823)
• Decrease (Increase) in inventory	259	(110)
• Increase in trade accounts payable	1,781	3,039
• Increase in customer advances	1,120	6,874
• Decrease in salaries and social security payable	(6,846)	(6,047)
• Decrease in taxes payable	(1,510)	(12,902)
• Decrease in other liabilities	(24,874)	(8,901)
• Decrease in provisions	(171)	(529)
• Increase in due to related parties	1,492	594
• Decrease in accrued interest	(12,042)	(458)

Net cash provided by operating activities	20,547	45,094

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08 (Notes 1 and 2)	12.31.07 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease (Increase) of investments	(14,115)	308,079
• Acquisition of undeveloped parcels of land and other real estate	(1,334)	(54)
• Insurance recoveries from fire damage in Alto Avellaneda	—	3,760
• Acquisition of fixed assets	(12,920)	(70,834)
• Advances for acquisitions	—	(758)
• Proceeds from the liquidation of Inversora del Puerto S.A.	—	16
• Irrevocable contributions in related parties	(96,956)	(40,587)
• Payments for purchased companies (Comercializadora Los Altos S.A.)	—	(3,264)
• Proceeds from the sale of shares (E-commerce Latina S.A.)	—	3,146
• Common stock and additional paid-in-capital contributions (Tarshop S.A.)	(165,000)	—
• Collection of receivables from related parties	3,600	250
• Loans granted	(970)	—
• Loans granted to related parties	—	(10,000)
• Dividends collected	48,700	20,761

Net cash (used in) provided by investing activities	(238,995)	210,515

CASH FLOWS FROM FINANCING ACTIVITIES:
• Cash paid for repurchase of Non-Convertible Notes	(12,764)	—
• Payment of seller financing of Mendoza Plaza Shopping S.A.	(9,090)	—
• Payment of seller financing of Empalme S.A.I.C.F.A. y G.	(6,489)	(5,958)
• Related parties loans	49,965	—
• Proceeds from short-term debt	5,500	—
• Cash from (payment) of short-term bank loans	90,990	(39,482)
• Payment of cash dividends	(60,238)	(55,721)

Net cash provided by (used in) financing activities	57,874	(101,161)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(160,574)	154,448

(1)	Includes cash and banks and investments (with a realization term not exceeding three months).

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

	12.31.08	12.31.07
Supplemental cash flow information
Cash paid during the period for:
– Interest	37,662	34,868
– Income tax	1,628	7,923

Non-cash activities:
– Increase in other non-current investments through a decrease in inventory	—	705
– Offsetting of related parties accounts payable and receivable	—	1,527
– Increase in related parties accounts receivable through a decrease in other non-current investments	—	7,133
– Decrease of related parties accounts payable through a decrease in other non-current investments	—	46,582
– Increase in issuance expenses of Notes through an increase in trade accounts payable	—	682
– Increase in related parties accounts receivable through an increase in related parties accounts payable	72	—
– Dividends distribution from subsidiaries, not yet collected	48	—
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	11,956	—
– Increase in inventory through a decrease in other non-current investments	4,777

Saúl Zang
Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of Argentine pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial statements corresponding to the six-month periods ended December 31, 2008 and 2007 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the six-month periods ended December 31, 2008 and 2007 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these unaudited financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of December 31, 2008 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 83,867, approximately, which should be charged to results of previous years for Ps. 87,096 (loss) and to results of the year for Ps. 3,229 (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 1:	(Continued)

(ii)	a decrease in assets for equity investments of Ps. 33,334, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 35,301 (loss) and to results of the year for Ps. 1,967 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	20,027	3,317
2009	3,890	3,890
2010	3,890	3,890
2011	3,890	3,890
2012	3,890	3,890
2013	3,890	3,890
In greater than 2014	44,390	10,567

	83,867	33,334

COMPARATIVE INFORMATION

The comparative information at June 30, 2008 and December 31, 2007 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current year presentation.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003.

However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

4.	Cash and banks

Cash on hand was computed at nominal value.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. As from the current quarter, the Company has adopted more conservative criteria, adapting to the rules of the international enforcement agency.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at the end of the period/year.

Time deposits have been valued at its face value plus accrued interest at the end of the period/year.

Government bonds have been valued at quotation value at the end of the period/year.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values require complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

5.3.	Land reserve

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at the end of the period/year.

See the breakdown of investments in land reserve in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment, if applicable.

Inventories on which pre-payments were received that fix prices, and the contractual conditions of the operation ensures the consummation of the sale and the respective gain, are valued at net realizable value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 18). This right has been valued in accordance with the accounting measurement criterion of inventories to receive, as above mentioned, and is disclosed in “Inventory”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3,953, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at the end of the period/year.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the end of the period/year.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term and the goodwill recorded by the purchase of shares of Mendoza Plaza Shoping S.A., is amortized over a nineteen-year term.

The goodwill related to the affiliate Tarshop has been determined due to an increase in the equity interest that took place during this period.

As regards this goodwill, the Company is currently analyzing the current value of assets and liabilities acquired under Technical Resolution No. 21, point 1.3.1.2 “Subsequent adjustments related to the acquisition time”. Goodwill generated by acquiring interests in the companies have been disclosed in the account equity investments (Schedule C).

Amortization is shown in “(Loss) income on equity investees” in the Statements of Income (Note 6).

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at the end of the period/year.

The detail of the assets and liabilities in foreign currency is disclosed in the Schedule G.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are disclosed at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time. Arm’s length transfers not containing interests are disclosed at current value at the end of the period/year.

14.	Other receivables and liabilities

-	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at the end of the period/year, when applicable.

-	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

16.	Allowances and provisions

-	For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

In these cases, for the shopping centers the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

-	For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the six-month period ended December 31, 2008 and the fiscal year ended June 30, 2008 are detailed in Schedule E.

17.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

18.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

19.	Derivative financial instruments

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

The detail of the Company’s activities with derivative financial instruments is included in Note 20.

Assets and/or liabilities originated from coverage operations are related to forward contracts of foreign currency and have been valued at estimated settlement cost. See Notes 3.c) and 3.j).

Differences arising from applying the detailed measurement criterion have been recognized as income/loss for the period in financial loss generated by assets.

20.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historical nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2:	(Continued)

22.	Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used.

23.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	12.31.08	06.30.08
Cash in local currency	204	207
Cash in foreign currency (Schedule G)	39	28
Bank accounts in local currency	1,363	19,311
Bank accounts in foreign currency (Schedule G)	1,994	4,056

Total cash and banks	3,600	23,602

b) Accounts receivable, net:

	12.31.08	06.30.08
Current
Checks to be deposited	31,126	27,663
Leases and services receivable (Schedule G)	32,725	27,675
Debtors under legal proceedings	18,532	17,062
Pass-through expenses receivable	15,318	7,533
Notes receivable (Schedule G)	2,433	3,581
Mortgages receivable	426	496
Less:
Allowance for doubtful accounts (Schedule E)	(23,742)	(22,178)

Total	76,818	61,832

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

	12.31.08	06.30.08
Non-current
Notes receivable	994	485
Mortgages receivable	274	283
Leases and services receivable	—	17

Total	1,268	785

Total accounts receivable, net	78,086	62,617

c) Other receivables and prepaid expenses, net:

	12.31.08	06.30.08
Current
Related parties (Note 5)	31,816	38,057
Fees advanced to Directors, net (Note 5)	4,849	—
Prepaid expenses (Schedule G)	8,792	10,851
Derivative financial instruments (Note 20)	4,007	—
Income tax credits, net	3,539	—
Other tax credits	2,502	483
Loans granted	2,319	1,085
Prepaid services	1,457	2,975
Prepaid gross revenue tax	378	322
Guarantee deposits (i)	90	146
Dividends receivable (Note 5)	48	5,103
Recoverable expenses	18	16
Other tax credits – Gross revenue tax	1	1
Other prepaid tax	—	151
Others	139	407

Total	59,955	59,597

Non-current
MPIT	4,226	—
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable (Schedule E)	(2,208)	(2,208)
Prepaid gross revenue tax	503	448

Total	4,729	448

Total other receivables and prepaid expenses, net	64,684	60,045

(i) Includes deposits which are restricted (see Note 7.a).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

d) Inventory:

	12.31.08	06.30.08
Current
Resale merchandise	342	194
Torres de Abasto (i)	—	325

Total	342	519

Non-current
Units under construction (Note 18)	11,023	3,379

Total	11,023	3,379

Total Inventory	11,365	3,898

(i) It is disclosed net of the allowance for impairment of Ps. 82 as of June 30, 2008. (See Schedule E).

e) Trade accounts payable:

	12.31.08	06.30.08
Suppliers (Schedule G)	15,482	14,223
Accruals (Schedule G)	13,693	13,805
Foreign suppliers (Schedule G)	—	41
Others	803	128

Total trade accounts payable	29,978	28,197

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

f) Short-term and long-term debt:

	12.31.08	06.30.08
Short-term debt
– Banks
Overdrafts	90,990	—
Banco Ciudad	5,500	—
Bank interests	9	—

Subtotal	96,499	—

– Financial
Non-Convertible Notes (iii)	39,765	—
Accrued interest on Non-Convertible (Schedule G) (iii)	4,974	4,832
Mortgage loans (Note 24) (Schedule G)	13,280	10,781
Seller financing for the acquisition of Mendoza Plaza Shopping S.A. (iv) (Schedule G)	—	9,090
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. - Principal (ii) (Schedule G)	—	5,748
Accrued interest on Convertible Notes (i) (Note 5 and Schedule G)	7,283	6,537
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. - Accrued interest (ii) (Schedule G)	—	3
Deferred debt costs	(1,044)	(1,198)
Others	90	90

Subtotal	64,348	35,883

Total	160,847	35,883

Long-term debt
– Financial
Non-Convertible Notes (Note 5 and Schedule G) (iii)	496,508	511,420
Convertible Notes (i) (Note 5 and Schedule G)	163,078	142,865
Mortgage loans (Note 24) (Schedule G)	15,113	12,431
Deferred debt costs	(3,889)	(4,605)

Total	670,810	662,111

Total short-term and long-term debt	831,657	697,994

(i)	See Note 10.
(ii)	As of June 30, 2008 represented the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrued 6% nominal annual interest and was paid in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. (See Note 12).
(iii)	See Note 16.
(iv)	See Note 22.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

g) Salaries and social security payable:

	12.31.08	06.30.08
Provision for vacation and bonuses	5,158	11,906
Social security payable	1,607	1,597
Others	209	317

Total salaries and social security payable	6,974	13,820

h) Taxes payable:

	12.31.08	06.30.08
Current
Tax amnesty plan for income tax payable	18,677	—
Tax amnesty plan for Value Added Tax (VAT) payable	4,000	—
Value Added Tax (VAT) payable, net	2,834	4,704
Gross revenue tax withholdings	1,058	837
Income tax withholdings	991	1,037
Provision for tax on personal assets of shareholders	533	259
Tax amnesty plan for gross revenue tax payable	299	288
Other taxes payable	232	244
Gross revenue tax payable	26	355
Income tax	—	22,150

Total	28,650	29,874

Non-current
Deferred income tax (Note 9)	24,122	13,310
Tax amnesty plan for gross revenue tax payable	1,458	1,610

Total	25,580	14,920

Total taxes payable	54,230	44,794

i) Customer advances:

	12.31.08	06.30.08
Current
Admission rights	25,172	21,478
Lease and pass–through expenses advances (i)	10,275	11,473
Customer advances (Schedule G)	7,089	11,177
Guarantee deposits	1,747	1,226

Total	44,283	45,354

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

	12.31.08	06.30.08
Non-current
Admission rights	33,567	29,878
Lease and pass–through expenses advances (i)	7,251	8,749

Total	40,818	38,627

Total customer advances	85,101	83,981

(i)	The balance of lease and pass – through expenses advances includes Ps. 300 and Ps. 3,205 current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center.

These advances accrue interest at six-month LIBOR plus 2-2.25 points. As of December 31, 2008 the six-month LIBOR was 1.73688%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

j) Other liabilities:

	12.31.08	06.30.08
Current
Provision for donations committed (Note 5)	1,622	2,401
Withholdings and guarantee deposits	382	336
Contributed leasehold improvements (i)	162	702
Accrual for Directors’ fees (Note 5)	—	8,549
Fees advances to Directors (Note 5)	—	(1,193)
Derivative financial instruments	—	4,600

Total	2,166	15,395

Non-current
Contributed leasehold improvements (i)	311	—
Directors’ guarantee deposits (Note 5)	12	12

Total	323	12

Total Other liabilities	2,489	15,407

(i)	As of June, 30 2008 contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. As of December 31, 2008 contributed leasehold improvements relate to the construction of facilities in charge of a tenant in the parking lots of the Paseo Alcorta Shopping. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the six-month period ended December 31 and the fiscal year ended June 30, 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3:	(Continued)

k) Provisions:

	12.31.08	06.30.08
Current
Provision for contingencies (i) (Schedule G and E)	—	123

Total	—	123

Non-current
Provision for contingencies (i) (Schedule E)	4,899	4,580

Total	4,899	4,580

Total provisions	4,899	4,703

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

l) Other income (expenses), net:

	12.31.08	12.31.07
Recovery of allowances	33	439
Recovery of provision for contingencies (Schedule E)	1	—
Tax on personal assets of shareholders (Note 5)	(274)	(275)
Donations (Note 5)	(118)	(62)
Recovery of doubtful recoverable expenses	—	3,462
Other taxes	—	(548)
Loss from the sale of fixed assets	—	(4)
Others	50	(5)

Total other income and expenses, net	(308)	3,007

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4:	COMMON STOCK

As of December 31, 2008, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 10.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally; the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2008	12.31.2007	12.31.2008	06.30.2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(4,333)	(3,171)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,533	1,732
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt - Convertible Notes	—	—	(4,894)	(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Convertible Notes	—	—	(109,592)	(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(19,593)	(6,824)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(1,609)	(241)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt – Non-Convertible Notes	—	—	472	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Non-Convertible Notes	—	—	(44,993)	—
Parque Arauco S.A.	Shareholder	Short-term debt - Convertible Notes	—	—	(2,386)	(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt - Convertible Notes	—	—	(53,426)	(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(9,262)	(3,327)	—	—
Other shareholders	Shareholders	Other expenses, net	(274)	(275)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	410	605	—	—
Tarshop S.A.	Subsidiary	Interest income	909	297	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	12,387	10,665
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	—	(21)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	89	(164)	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	1,749	1,031
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(388)	(186)
Mendoza Plaza Shopping S.A.	Subsidiary	Other receivables- Dividends to collect	—	—	48	—
Mendoza Plaza Shopping S.A.	Subsidiary	Interest and exchange differences with related parties	(30)	—	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Non-current payable with related parties	—	—	(11,275)	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	1,418	1,654
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(173)	(193)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	72	72	—	—
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	(3)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	60	60	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	109	87
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	—	(20)
Fibesa S.A.	Subsidiary	Interest income	—	36	—	—
Fibesa S.A.	Subsidiary	Non-current payable with related parties	—	—	(1,566)	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	3	14
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees - Leases and services	—	3	—	—
Panamerican Mall S.A.	Subsidiary	Interest income	—	36	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	1,323	3,314
Panamerican Mall S.A.	Subsidiary	Current payable with related parties	—	—	(14)	(9)
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other current receivables	—	—	471	417
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current payable with related parties	—	—	(18)	(2)
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Administration fees – Leases and services	21	21	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Interest and exchange differences with related parties	(95)	—	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Non-current payable with related parties	—	—	(4,995)	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2008	12.31.2007	12.31.2008	06.30.2008
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	9,452	8,958
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	—	5,103
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(556)	(52)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(1,558)	(1,249)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(31,617)	—
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	3	2
Empalme S.A.I,C,F,A, y G,	Subsidiary	Current payable with related parties	—	—	(618)	—
Empalme S.A.I,C,F,A, y G,	Subsidiary	Other current receivables	—	—	208	4,874
Empalme S.A.I,C,F,A, y G,	Subsidiary	Interest income	3	251	—	—
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,659	4,186
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,222)	(816)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(193)	(1)	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	272	(1,498)	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	181	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(17,265)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(184)	(341)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(1,398)	(387)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3	7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	(1)	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(84)	(31)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(310)	(163)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(598)	(766)	—	—
Directors	Directors	Other current receivables	—	—	18	17
Directors	Directors	Short-term debt - Convertible Notes	—	—	(2)	(1)
Directors	Directors	Long-term debt - Convertible Notes	—	—	(35)	(30)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Interest and exchange differences with related parties	(6)	(4)	—	—
Directors	Directors	Directors´ fees	(5,272)	(4,059)	—	—
Directors	Directors	Other current receivables – Fees advanced to Directors	—	—	4,849	—
Directors and management	Directors	Other current liabilities	—	—	—	(7,356)
Loans to the personnel	Personnel	Other current receivables	—	—	823	823
Loans to the personnel	Personnel	Interest and exchange differences with related parties	—	—	—	—
Loans to the personnel	Personnel	Interest income	33	38	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,622)	(2,401)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Donations	(118)	(62)	—	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	519	143
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt - Convertible Notes	—	—	(1)	(1)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt - Convertible Notes	—	—	(25)	(22)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(4)	—	—	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10	10
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	4	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1	1
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(16)	(21)
Rummaalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1	1

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2008	12.31.2007	12.31.2008	06.30.2008
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	116	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(200)	(137)
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	6	8
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1)	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6:	NET (LOSS) INCOME ON EQUITY INVESTMENTS

The breakdown of the net (loss) income on equity investments is the following:

	12.31.08	12.31.07
(Loss) Income on equity investments	(32,527)	22,223
Amortization of goodwill and higher values	(1,203)	(1,690)

Total	(33,730)	20,533

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	As of December 31, 2008, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 52 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

ii)	Ps. 18 concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”.

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2008 amounts to Ps. 36,548 (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of June 30, 2008 in other non-current investments, there were Ps. 34,073 related to the shares of Empalme S.A.I.C.F.A. y G., which were pledged. The above mentioned pledge was cancelled with the payment of the last installment of the loan in December, 2008. (See Note 12) (See Schedule C).

d)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”). (See Schedule A).

e)	As of December 31, 2008, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price for USD 8.9 million. See note 24.

NOTE 8:	EARNINGS PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 8:	(Continued)

	12.31.08 (in thousands)	12.31.07 (in thousands)
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,210,709	2,242,824

Below is reconciliation between net (loss) income for the periods and the net (loss) income used as basis for calculation of the basic and diluted (loss) earnings per share.

	12.31.08	12.31.07
Net (loss) income for calculation of basic (loss) earnings per share	(32,215)	48,692
Interest – Unsecured Convertible Notes	8,058	7,509
Exchange difference	20,214	2,645
Income tax	(9,895)	(3,554)

Net (loss) income for calculation of diluted (loss) earnings per share	(13,838)	55,292

Net basic (loss) earnings per share	(0.041)	0.062
Net diluted (loss) earnings per share	(0.006)	0.025

NOTE 9:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at the end of period
Cash and banks	8	(13)	(5)
Accounts receivable	2,083	174	2,257
Other receivables	(1,591)	(38)	(1,629)
Inventories	(933)	(1,875)	(2,808)
Fixed assets	(8,253)	179	(8,074)
Investments	(6,290)	(13,586)	(19,876)
Short-term and long-term debt	(2,090)	377	(1,713)
Social security payable	524	825	1,349
Other liabilities	840	(272)	568
Provisions	1,645	68	1,713
Tax loss carryforwards	747	3,349	4,096

Total net deferred tax liabilities	(13,310)	(10,812)	(24,122)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9:	(Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of the period amount to Ps. 11,703 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	970	06.30.2013
06.30.2009	9,568	06.30.2014

	11,703

Below is reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	12.31.08	12.31.07
Net (loss) income for the period (before income tax)	(21,269)	70,143
Current income tax rate	35%	35%

(Loss) Income for the period at the tax rate	(7,444)	24,550
Permanent differences at the tax rate:
-Restatement into constant currency (2)	7,972	6,187
-Amortization of intangible assets	4	4
-Difference between affidavit and provision	253	—
-Donations	313	500
- Non-deductible expenses	239	—
-Director´s fees	1,707	—
-Results on equity investments	7,908	(9,953)
-Others	(6)	163

Total income tax charge for the period (1)	10,946	21,451

(1)	Includes Ps. 10,812 related to deferred tax and Ps. 134 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 10:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the unaudited financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of December 31, 2008 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of December 31, 2008 Unsecured Convertible Notes amounted to USD 47.2 million.

On January 19, 2009 the thirteenth interest installment was cancelled by an amount of USD 2.4 million.

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 12:	ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 12:	(Continued)

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and SAPSA have paid USD 2.1 million related to the fourth installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme´s shares. With the fourth installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

NOTE 13:	ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 202 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 235 month.

The offer made by the Company to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,722 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13:	(Continued)

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos commercial center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of December 31, 2008, the Company has recorded this transaction as non-current investments.

On January 24, 2008 the Company has received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 (DP N° 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, Alto Palermo challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, Alto Palermo is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and the Company upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

The above mentioned building is disclosed as not-current investments (Schedule D).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14:	NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that is being developed in the Saavedra neighbourhood, Autonomous City of Buenos Aires, by Panamerican Mall S.A. (PAMSA), a company organized at the end of the year 2006 in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo S.A. made capital contributions to PAMSA for Ps. 158,280 and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Philips Argentina S.A.) for the amount of Ps. 59,912. Likewise, APSA is pledged to make future capital contribution to PAMSA, aiming at completing the works and securing the startup and exploitation of the commercial center, which have been partially integrated at the issuance date of these unaudited financial statements.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A. (CCP), which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24,592 and sold to PAMSA the plot of land facing the Melian, Vedia and Arias streets (adjacent to the plot sold by APSA) for a total amount of Ps. 61,480 and pledged to make capital contributions to complete the works and the startup of the commercial center. These capital contributions have been partially integrated at the issuance date of these unaudited financial statements.

During the six-month period ended December 31, 2008, APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 96,657 and Ps. 24,164, respectively. As subsequent event, APSA made irrevocable contributions to PAMSA for Ps. 18,800.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by the Company.

The estimated date of opening of the commercial center is in the last quarter of the fiscal year 2009.

NOTE 15:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 15:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of December 31, 2008 the Company’s contributions for the period amount to Ps. 1,535.

NOTE 16:	ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2008 the third interest installment was cancelled by an amount of USD 4.7 million. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2008 the third interest installment was cancelled by an amount of Ps. 8,471.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 16:	(Continued)

During the semester, the Company re-purchased USD 3 million of Series II Notes and USD 5 million of Series I Notes, which have been valued at face value and are disclosed netting the current and non-current capital and interest owed. Such repurchases generated an income of Ps. 13,202, disclosed in the account Financial loss generated by liabilities. As of December 31, 2008, total Series II and Series I Notes repurchased amount to USD 4.8 million and USD 5 million, respectively.

During this quarter, IRSA and Cresud purchased Series I Notes for a face value of USD 13.0 million and USD 5.0 million, respectively. Subsequent to period end, IRSA purchased Series I Notes for a face value of USD 5.0 million.

NOTE 17:	EXERCISE OF OPTION

During August 2007, the Company exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, the Company will make a total investment of USD 24.4 million.

This option has been accounted for in Non-Current Investment. (Schedule D).

NOTE 18:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85 % of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15 % of the own covered square meters of parking spaces in the same building.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 18:	(Continued)

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory - units under construction (Note 3.d).

As a complementary consideration in favor of the Company, Condominios del Alto S.A. paid to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22 % of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22 % of the own covered square meters of parking spaces in the same building.

NOTE 19:	ACQUISITION OF A COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 19:	(Continued)

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INC the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets.

NOTE 20:	COVERAGE OPERATIONS

As of December 31, 2008 open operations are the following ones:

Forwards contracts	Bank	Amount (USD)	Maturity	Accumulated (losses) gain
Open operations
Purchase of USD	Santander	2,000,000	01.30.09	375
Purchase of USD	Itaú	2,000,000	01.30.09	377
Purchase of USD	Santander	2,000,000	01.30.09	407
Purchase of USD	Santander	2,000,000	01.30.09	412
Purchase of USD	Citibank	2,000,000	01.30.09	405
Purchase of USD	Citibank	2,000,000	01.30.09	399
Purchase of USD	Itaú	5,000,000	01.30.09	967
Purchase of USD	Itaú	2,000,000	01.30.09	397
Purchase of USD	Citibank	3,000,000	01.30.09	595
Sale of USD	Santander	(2,000,000)	01.30.09	(67)
Purchase of USD	Macro	3,000,000	03.31.09	(240)
Purchase of USD	Santander	2,000,000	03.31.09	(20)

Total		25,000,000		4,007

The result generated by the mentioned operations is included in Financial gain generated by assets and included a gain of Ps. 1,695 related to cancelled operations and Ps. 7,275 related to open operations.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 21:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6,265.

The Company has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008 the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10,478.

NOTE 22:	INCREASE IN EQUITY INTEREST IN MENDOZA PLAZA SHOPPING S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sells to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share , thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of USD 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of USD 1 million was returned to APSA on October 2, 2008.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 23:	SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.´S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) for Ps. 3,264 and Ps. 408, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company). On December 21, 2007 the unpaid balance was cancelled.

NOTE 24:	ACQUISITION OF PLOT OF LAND

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall known as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million out of which, as of the closing date of these unaudited financial statements USD 8.9 million had been paid and the remaining unpaid balance of USD 8.9 million will be paid off in two equal annual and consecutive installments of USD 4.45 million each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. (Note 7.e). Such plot of land is disclosed in the account non-current investments. See Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 25:	BARTER WITH CYRSA S.A.

On September 24, 1997, Alto Palermo S.A (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

On July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with 0.5 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storage units equivalent to 25% all storage units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of USD 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total USD 5.9 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 26:	PURCHASE OF THE ANCHORENA BUILDING

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of December 31, 2008, the total amount paid for the acquired functional units above mentioned was USD 1.3 million, which is disclosed as advances for the purchase of fixed assets (See Schedule A).

NOTE 27:	ORDINARY AND EXTRAORDINARY SHAREHOLDER´S MEETING

The Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2008, has decided to approve the following:

1.	The 5% deduction of income for the year ended June 30, 2008, as legal reserve.

2.	Distribution of cash dividends for the amount of Ps. 60,238.

3.	Empowering the Board of Directors to use the balance and the reserves freely available mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV Resolution No. 535, Section 220 of Law of Corporations, section 68 of Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. That resolution was due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, turning out to be imperative to protect the interests of shareholders preserving the drop of the listed prices which is sought by this means to avoid any serious damages to the Company.

4.	That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 518 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision.

5.	Renewing the delegation of powers to the Board of Directors to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, of the issuance of notes within the global program under Section 9 of, Law No. 23,576.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 28:	NEGATIVE WORKING CAPITAL

As of the end of the period, the Company carried a working capital deficit of Ps. 98,880, whose treatment is being considered by the Board of Directors and the respective management.

NOTE 29:	FINANCIAL AND CAPITAL MARKET SITUATION

Over the last few months, the financial markets of the main countries in the world have been affected by volatility, illiquidity, lack of credit and uncertainty, hence resulting in a significant drop in international stock exchange markets and a world economic deceleration started to be surface. In spite of the actions taken by main countries, the future development of international markets is uncertain, directly affecting the listed price of financial assets, particularly shares, bonds and investment funds.

As regards Argentina, markets showed steep drops in the listed prices of government and private securities, as well as a hike in interest rates, country risk premium and foreign exchange rates.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company itself as well as its subsidiaries aiming at adopting in real time those required actions to cushion the effects of the global juncture.

As regards the listed price of issued shares, the Company’s Management states that such price has also been affected, understanding that such drop does not respond to the its equity situation or the Company’s course of business being an immediate consequence of the process the domestic and international markets are going through.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period beginning on July 1, 2008 and ended December 31, 2008 compared with the year ended June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule A

Items	Value as of beginning of year	Increases	Decreases	Transfers	Value as of end of the period	Depreciation					Net carrying value as of 12.31.08	Net carrying value as of 06.30.08
						Accumulated as of beginning of year	Rate %	Decreases	For the period/fiscal year (1)	Accumulated as of end of the period
									Amount
Properties:
Shopping centers:
- Abasto	254,666	106	—	506	255,278	79,941	(*)	—	4,837	84,778	170,500	174,725
- Alto Avellaneda	194,506	311	—	—	194,817	98,600	(*)	—	6,360	104,960	89,857	95,906
- Paseo Alcorta	107,890	143	—	21,249	129,282	51,883	(*)	—	2,321	54,204	75,078	56,007
- Patio Bullrich	162,800	78	—	3,611	166,489	64,737	(*)	—	3,767	68,504	97,985	98,063
- Alto NOA	43,389	64	—	—	43,453	18,350	(*)	—	1,044	19,394	24,059	25,039
- Alto Rosario	91,627	282	—	29	91,938	8,480	(*)	—	1,402	9,882	82,056	83,147
Other	9,770	—	—	—	9,770	1,352	(*)	—	221	1,573	8,197	8,418
Leasehold improvements	4,714	1	—	—	4,715	4,101	(*)	—	251	4,352	363	613
Facilities	15,061	718	—	1,634	17,413	4,490	10	—	788	5,278	12,135	10,571
Furniture and fixtures	14,420	1,238	(4)	598	16,252	8,329	10	(3)	737	9,063	7,189	6,091
Vehicles	206	—	—	—	206	181	33	—	12	193	13	25
Computer equipment	14,775	756	—	226	15,757	13,607	33	—	528	14,135	1,622	1,168
Software	6,834	170	—	—	7,004	5,645	20	—	542	6,187	817	1,189

Suppliers advances (2)	35,198	5,264	—	(8,724)	31,738	—	—	—	—	—	31,738	35,198
Work in progress:
- Rosario	—	37	—	19	56	—	—	—	—	—	56	—
- Patio Bullrich	3,228	617	—	(3,288)	557	—	—	—	—	—	557	3,228
- Alcorta	16,138	538	—	(15,832)	844	—	—	—	—	—	844	16,138
- Abasto	424	365	(5)	(464)	320	—	—	—	—	—	320	424
- Avellaneda	365	279	—	—	644	—	—	—	—	—	644	365
- Alto NOA	—	38	—	—	38	—	—	—	—	—	38	—
- Office property	2,333	1,915	—	436	4,684	—	—	—	—	—	4,684	2,333

Total as of 12.31.08	978,344	12,920	(9)	—	991,255	359,696	—	(3)	22,810	382,503	608,752	—

Total as of 06.30.08	922,373	106,549	(706)	(3)(49,872)	978,344	319,525	—	—	40,171	359,696	—	618,648

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 148 which are recovered of lessees.
(2)	Includes Ps. 25,660 for advance payment for the partial acquisition of Soleil Factory (Note 19) and Ps. 3,883 for advance payment for the acquisition of Anchorena building (Note 26).
(3)	Includes Ps. 16,928 related to advances for purchase of plot of land located at Beruti 3571 (Note 24) and Ps 32,944 related to Patio Olmos, transferred to non-current investments. (Note 13)

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period beginning on July 1, 2008 and ended December 31, 2008 compared with the year ended June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule B

	Original values		Amortizations				Net as of 12.31.08	Net as of 06.30.08
	Value as of beginning of year	Value as of end of the period	Accumulated as of beginning of year	Rate %	For the period/fiscal	Accumulated as of end of the period
					Amount (1)
Trademarks	495	495	432	10	22	454	41	63
Pre-operating expenses
- Rosario	4,332	4,332	4,332	33.33	—	4,332	—	—

Total as of 12.31.08	4,827	4,827	4,764	—	22	4,786	41	—

Total as of 06.30.08	4,827	4,827	4,233	—	531	4,764	—	63

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of December 31, 2008 and June, 2008

(Expressed in thousands of Argentine Pesos)

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.2008	Value recorded as of 06.30.2008	Issuer’s information
					Last financial statement issued						Interest in common stock %
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1		76,998	89,583	Real estate investments	Av. Lateral Norte Acceso Este 3280 – Villa Nueva Guaymallén	12.31.08	28,257	6,922	95,421	95
Mendoza Plaza Shopping S.A. - Goodwill		28,844,027	(4,040)	(4,147)
Mendoza Plaza Shopping S.A.-Higher investment value			5,697	5,826		Mendoza
Tarshop S.A. – Equity value	1	114,447,219	17,685	23,436	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	12.31.08	28,496	(69,853)	124,442	93.439
Tarshop S.A. – Irrevocable contributions			105,000 8,150	— —
Tarshop S.A. – Goodwill
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	17,427	16,342	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	12.31.08	25,054	2,021	32,462	53.684
Emprendimiento Recoleta S.A. – Goodwill			(374)	(411)
Shopping Neuquén S.A. - Equity Value.			5,594	5,685	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	12.31.08				98.144
Shopping Neuquén S.A. - Higher investment value	1	2,081,706	7,008	7,008				6,375	(92)	7,248
Shopping Neuquén S.A. - Irrevocable contributions			1,545	1,245
Shopping Alto Palermo S.A.– Equity Value.	1	165,829,123	186,775	190,095	Real estate Investments and developments	Moreno 877 - 22º Floor - C.A.B.A.	12.31.08	165,829	16,606	186,775	99.9999
Fibesa S.A. - Equity Value.	0.00000001	990,900	4,725	6,626	Agent	Moreno 877 - 23º Floor - C.A.B.A.	12.31.08	—	3,960	4,725	99.99
Fibesa S.A. - Goodwill			3,422	4,449
Empalme S.A.I.C.F.A. y G.- Equity Value (2)	1		31,116	34,073	Shopping Center exploitation	José A. De Goyechea 2851 – Altos de San Martín - Córdoba	12.31.08	8,274	887	32,754	95
Empalme S.A.I.C.F.A. y G. – Goodwill		7,860,300	(8,931)	(9,233)
Empalme S.A.I.C.F.A. y G. – Higher investment value			14,596	15,088
Panamerican Mall S.A. – Equity Value	1	185,854,653	227,920	231,731	Real estate Investments and developments	Moreno 877 – 21° Floor – C.A.B.A.	12.31.08	232,318	(4,763)	405,721	80
Panamerican Mall S.A. – Irrevocable contributions		—	96,657	—
Panamerican Mall S.A. – Higher investment value (3)			68,184	29,483
Conil S.A. – Equity Value.	1	6,000	257	262	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	12.31.08	12	(10)	514	50
Comercializadora Los Altos S.A. (1)	1	1,517,158	1,946	2,037	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.	12.31.08	1,686	1,805	8,279	90

Total			867,357	649,178

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.
(2)	See Note 7.c).
(3)	Includes Ps. 56,201 corresponding to financial costs.

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of December 31, 2008 and June, 2008

(Expressed in thousands of Argentine Pesos)

Schedule D

Items	Value as of 12.31.08	Value as of 06.30.08
Current
Time deposit in local currency (*)	5,702	94,287
Bonds- PRE 2009	6,767	15,199
Bonds- PRO 2012	2,445	6,179
Mutual Funds in local currency (*)	1,160	19,289
Mutual Funds in foreign currency (1) (Schedule G)	26,348	94
Time deposit in foreign currency (*) (Schedule G)	—	33,831

Total current	42,422	168,879

Non-Current
Land reserve:
- Caballito Plot of land (3)	36,741	36,696
- Beruti Plot of land (5)	52,030	52,030
- Torres Rosario Plot of land	12,645	17,093
- Air Space Coto (4)	13,188	13,143
- Patio Olmos (6)	32,944	32,944
Other real estate	3,643	2,785
Other Investments	57	—
Advances for purchase of shares (2) (Schedule G)	2,048	1,791

Total non-current	153,296	156,482

Total	195,718	325,361

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.
(1)	As of December 31, 2008 not considered as cash equivalents in the Statement of Cash Flow. As of June 30, 2008 includes Ps. 67 not considered as cash equivalents in the Statement of Cash Flow.
(2)	See Note 17.
(3)	See Note 7.b).
(4)	See Note 25.
(5)	See Note 24.
(6)	See Note 13.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the six-month period beginning on July 1, 2008 and ended December 31, 2008 compared with the year ended June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule E

Items	Balances as of beginning of year	Increases		Decreases/ reclassifications		Carrying value as of December 31, 2008	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for doubtful accounts	22,178	(3)	1,989	(1)	(425)	23,742		22,178
Allowance for doubtful mortgage receivable	2,208		—		—	2,208		2,208
Impairment of inventory	82		—	(5)	(82)	—	(2)	82
Included in liabilities:
Provision for current contingencies	123		—	(1)	(123)	—		123
Provision for non-current contingencies	4,580	(3)	367	(4)	(48)	4,899		4,580

Total as of December 31, 2008	29,171		2,356		(678)	30,849		—

Total as of June 30, 2008	29,086		2,583		(2,498)	—		29,171

(1)	Corresponds to the usage of the period.
(2)	Set forth in Note 3.d).
(3)	Set forth in Schedule H.
(4)	Includes Ps. 1 corresponding to recovery of provisions, set forth in Note 3.I and Ps. 47 corresponding to the decrease of the period.
(5)	Corresponds to recovery of allowance.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

Schedule F

	12.31.08		12.31.07
Cost of leases and services
Expenses (Schedule H)		30,374		27,240

Cost of leases and services		30,374		27,240

Cost of others
Inventory as of beginning of year		3,898		7,224
Purchases of the period		7,793		4,346
Transfers	(1)	4,777	(2)	(4,260)
Gain from recognition of inventories at net realizable value		—		185
Recovery of impairment of inventory (Schedule E)		82		—
Expenses (Schedule H)		278		179
Inventory as of end of the period (Note 3.d)		(11,365)		(4,118)

Cost of others		5,463		3,556

(1)	Corresponds to transfers from non-current investments.
(2)	Includes Ps. 705 related to transfers to non-current investments and Ps. 859 related to cost of goods for advertising sales, which are disclosed as collective promotion fund receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December, 31 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of December 31, 2008	Total as of June 30, 2008
Assets
Current Assets
Cash and banks	USD	135	3.413	461	2,538
Cash and banks	Euros	331	4.735	1,569	1,543
Cash and banks	Pounds	1	4.973	3	3
Other investments	USD	7,720	3.413	26,348	33,925
Accounts receivable, net	USD	672	3.413	2,294	1,682
Other receivables and prepaid expenses, net	USD	198	3.413	676	355

Total Current Assets		9,057		31,351	40,046

Non-current Assets
Other investments	USD	600	3.413	2,048	1,791

Total Non-Current Assets		600		2,048	1,791

Total Assets as of December 31, 2008		9,657		33,399	—

Total Assets as of June 30, 2008		13,828		—	41,837

Liabilities
Current Liabilities
Trade accounts payable	USD	432	3.453	1,493	18,398
Trade accounts payable	Euros	—		—	22
Customers advances	USD	155	3.453	534	380
Short-term debt	USD	7,162	3.453	24,729	36,128
Provisions	USD	—		—	123

Total Current Liabilities		7,749		26,756	55,051

Non-Current Liabilities
Long-term debt	USD	166,605	3.453	575,286	518,296

Total Non-Current Liabilities		166,605		575,286	518,296

Total Liabilities as of December 31, 2008		174,354		602,042	—

Total Liabilities as of June 30, 2008		189,533		—	573,347

(1)	Exchange rates as of December 31, 2008 according to Banco Nación Argentina records.

ALTO PALERMO S.A (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(Expressed in thousands of Argentine Pesos)

Schedule H

Items	Total as of December 31, 2008	Costs						Expenses		Total as of December 31, 2007
		Other Costs	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	22,684	—	22,684	146	2	(148)	22,684	—	—	20,067
Common area maintenance expenses	3,153	—	3,153	317	—	(317)	3,153	—	—	3,833
Taxes, rates, contributions and services	7,746	8	73	7,965	673	(8,638)	81	4,162	3,503	6,322
Fees for directors	5,272	—	—	—	—	—	—	5,272	—	4,059
Parking	3,001	—	3,001	—	—	—	3,001	—	—	1,588
Fees and payments for services	3,845	267	—	2,002	30	(2,032)	267	3,578	—	2,911
Salaries, bonuses and social security contributions	3,202	—	—	18,239	2,320	(20,559)	—	3,009	193	2,837
Maintenance, repairs, cleaning and security contributions	1,152	3	1,096	11,927	112	(12,039)	1,099	53	—	980
Expenses of training and managerial development	—	—	—	5	—	(5)	—	—	—	—
Personnel expenses	314	—	—	1,494	173	(1,667)	—	314	—	131
Advertising	26	—	—	49	24,068	(24,117)	—	—	26	28
Charge for contingencies	367	—	367	—	—	—	367	—	—	806
Allowance for doubtful accounts	1,989	—	—	—	—	—	—	—	1,989	2,224
Insurance	102	—	—	407	9	(416)	—	102	—	101
Bank charges	448	—	—	—	—	—	—	448	—	331
Rental	357	—	—	636	19	(655)	—	357	—	97
Regulatory Authority expenses	98	—	—	—	—	—	—	98	—	100
Freight and transportation	21	—	—	222	38	(260)	—	21	—	14
Training and events	210	—	—	—	—	—	—	—	210	1,089
Stationery	28	—	—	551	43	(594)	—	28	—	13
Indemnity	3	—	—	—	—	—	—	—	3	236
Commissions	142	—	—	—	—	—	—	—	142	48
Other services	—	—	—	148	—	(148)	—	—	—	—
Others	209	—	—	193	134	(327)	—	71	138	303
Expenses recovery	—	—	—	(44,301)	(27,621)	71,922	—	—	—	—

Total as of December 31, 2008	54,369	278	30,374	—	—	—	30,652	17,513	6,204	—

Total as of December 31, 2007	—	179	27,240	—	—	—	27,419	13,324	7,375	48,118

ALTO PALERMO S.A (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of December, 31 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule I

	12.31.08								06.30.08
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related Parties (9)	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long-term debt	Related Parties	Other liabilities (4)
No fixed term	—	170	278	—	—	91	—	29,033	—	500	534	—	—	91	—	17,902

Past due	—	14,682	—	20,673	1,799	—	—	—	—	25,861	—	4,145	1,225	—	—	—

To mature
In three months	42,422	42,437	42,683	9,304	15,950	111,291	9,107	16,417	168,879	17,533	37,163	19,770	19,415	15,327	6,330	25,503
Between three and six months	—	11,281	8,601	—	8,862	30,104	4	7,738	—	9,673	6,608	4,282	8,238	10,283	10	30,438
Between six and nine months	—	5,635	2,744	—	8,810	(261)	4	9,299	—	5,806	12,103	—	8,238	10,481	10	2,339
Between nine and twelve months	—	2,613	5,649	1	8,862	19,622	4	4,336	—	2,459	3,189	—	8,238	(299)	10	932

Between one and two years	—	737	4,485	—	20,211	54,150	49,453	483	—	440	225	—	17,312	55,556	—	309
Between two and three years	—	349	128	—	10,105	39,190	—	494	—	171	109	—	9,355	43,360	—	333
Between three and four years	—	43	30	—	3,346	19,368	—	363	—	46	28	—	2,828	43,468	—	358
In greater than four years	—	139	86	—	7,156	558,102	—	429	—	128	86	—	9,132	519,727	—	610

Total to mature	42,422	63,234	64,406	9,305	83,302	831,566	58,572	39,559	168,879	36,256	59,511	24,052	82,756	697,903	6,360	60,822

Total with fixed term	42,422	77,916	64,406	29,978	85,101	831,566	58,572	39,559	168,879	62,117	59,511	28,197	83,981	697,903	6,360	60,822

Total	42,422	78,086	64,684	29,978	85,101	831,657	58,572	68,592	168,879	62,617	60,045	28,197	83,981	697,994	6,360	78,724

(1)	Does not accrue interest, except for Ps. 700 that accrue interest at a variable market rate.
(2)	Includes Ps. 727,744 that accrue interest at a fixed rate and Ps. 96,489 that accrue interest at a variable market rate.
(3)	Includes Ps. 12,319 that accrue interest at a variable rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 3,505 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 5,701 that accrue interest at a fixed rate and Ps. 36,720 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 24,434 that accrue interest at a fixed rate.
(9)	Includes Ps. 48,769 that accrue interest at a variable rate.

ALTO PALERMO S.A (APSA)

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2008

(Expressed in thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, February 9, 2009 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively, “the Company”, a leader in the Argentine real estate market, mainly engaged in the acquisition, development, holding and management of Shopping Centers in Argentina announces today the results for the six-month period ended on December 31, 2008.

For the six month period, the Company’s net result was a loss of Ps. 32,215, compared to an income of Ps. 48,692 recorded in the same period of the previous year. This result is explained by a Ps. 23,755 income in the Shopping Center segment and a Ps. 57,601 loss in the Consumer Financing Segment, as explained below under the caption “Consumer Financing Segment”.

Total revenues as of December 31, 2008, amounted to Ps. 326,811, i.e., 3.4% higher than the total revenues recorded in the same period of the previous year. As concerns, the Shopping Center segment posted an increase of 12.9% in net revenues, whereas the Consumer Financing segment recorded an 11.7% decrease.

Gross profit for the period showed an 11.2% decrease, from Ps. 216,654 to an income of Ps. 192,481 for the period ended December 31, 2008 compared to the same period of 2007. This result is explained by a 13.7% increase in the gross profit of the Shopping Center segment, along with a 48.8% decrease in the gross profit of the Consumer Financing segment.

The consolidated operating result for the period registered a loss of Ps. 7,054 compared to an income of Ps. 107,948 registered in the same period of the previous year, resulting from the negative result reflected in the Consumer Financing segment. EBITDA[1] for the six month period totaled Ps. 36.459 representing a 75.0% decrease compared to the EBITDA for the same period of the previous year. The Shopping Center segment has posted an 8.8% increase in terms of EBITDA.

Comments on transactions for the quarter

Due to the deterioration of international financial conditions over the last few months, a lower liquidity scenario is looming in the world economy and due to that, an adjustment in the global economic growth perspectives that have started to impact on the activity level in the Argentine economy. Within this context, the Shopping Center segment is well positioned to face a lower-growth scenario because of the flexibility of the business model, together with low levels of debt.

[1]

EBITDA represents the operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A (APSA)

As to the local economic activity level development, based on official data for December 2008, the EMAE (monthly economic activity estimator) edged up 7.1% over the twelve months of 2007. Thus, although there are some deceleration signs in the economic activity growth pace, data available according to INDEC for December 2008 indicated that it showed an expansion for sixth consecutive year.

As regards public finances, fiscal accounts and the development of the external accounts and Argentine Central Bank (BCRA) reserves, they have evolved favorably during the year 2008. The primary tax surplus showed an interannual 26.5% due to the high collection level but compensated by an increase of the tax expenditure. As regards external accounts, Argentina has recorded a commercial surplus of USD 13,176 million during the year 2008. Due to that, BCRA supports a strong position as regards reserves, managing to accumulate as of December 31, 2008, USD 46,967 millions, which is allowing such entity to having more capacity to manage the increased volatility in the inflow and outflow of capitals due to the particular time of financial markets.

Regarding commercial activity, according to CAME (Argentine Medium Enterprises Chamber) the amounts sold by retailers dropped by 5.8% during December 2008 as compared to the same month of 2007 affected by the uncertainty upon the local and world economic situation. Nevertheless, the performance of our Shopping Center segment continues showing signs of solidity across their capacity of generation of positive results period to period.

During the six-month period ended on December 31, 2008, the sales of our lessees continued to rise and reached Ps. 2,202,383. In nominal terms, these sales are 18.4% higher than those of the same period of the previous year.

ALTO PALERMO S.A (APSA)

The business success of our lessees allows us to maintain occupancy of Shopping Centers at 98.4%. Although this percentage is lower than the percentage as of September 30, 2008, the change is due to some remodelation in a store located in Patio Bullrich Shopping Center, Buenos Aires city.

The performance shown by this rate reflects the prime quality of our portfolio of shopping centers.

Panamerican Mall Project, Buenos Aires City. This is one of the Company’s most important project as it includes building a shopping center, a hypermarket, a multiplex cinema and an office building, in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A. During the quarter, the shopping center name was communicated: Dot Baires, to refer to a meeting point, “the entrance and exit door” to the City of Buenos Aires. It will then be the shopping center with the largest amount of square meters in the City of Buenos Aires. The project will have 13,000 square meters for the hypermarket and 37,855 square meters of leasable area, which include 9,000 square meters of an anchor store.

To date, we are at the last construction stages and it is estimated that Dot Baires will open during the last quarter of fiscal year 2009.

ALTO PALERMO S.A (APSA)

Coto Residencial Project. On September 24, 1997 we acquired, by granting a title deed, the right to receive functional units of garage parking slots and the rights to build above the building located on the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 31, 2008, a condition barter commitment was executed by which we would transfer CYRSA S.A. 112 garage parking slots and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions. In consideration, CYRSA would give the Company an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with fifty proprietary square meters to be built. In order for the barter to be effective, certain essential provisions should be complied with by COTO. Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which the Company notify CYRSA the compliance of the conditions precedent. The total amount of the transaction between CYRSA and the Company amounts to USD 5.9 million.

Torres Rosario, Rosario City. On November 27, 2008, we have signed a barter agreement, due to exercising an option on the plot 2h that APSA had granted to Condominios del Alto S.A. Under this agreement, the Company transferred to Condominios del Alto S.A. the plot of land 2h of 11,686 square meters and will receive 42 housing units and 47 garage slots, which represent 22% of the total area to be built. Total nominal value of this transaction is USD 2.3 million.

Plot of land Beruti. Prior to previous fiscal year-end, Alto Palermo S.A. acquired a plot of land located at Berutti 3351/9, in the Palermo neighborhood, City of Buenos Aires. The plot of land has an area of 3,207 m2 and was acquired for USD 17.8 million. The important of this acquisition relies in the plot’s strategic location, which is very close to our main shopping center, Shopping Alto Palermo. We are currently evaluating the various options to make use of this plot of land.

Consumer Financing segment - Tarshop S.A. subsidiary

Due to the international financial context, there has been high volatility in the interest rates and increases in the so called systemic default. This situation has affected performance and liquidity of Consumer Financing business. Increased default levels have brought about an increase in the subordination of financial trusts that coupled to the changes in the tax treatment afforded to them, the higher interest rate due to risk increase and a certain deceleration of private consumption, generated the need to review the general and specific economic perspectives of the Company’s activity.

Based on the preceding paragraph, the receivable portfolio including securitized coupons as of December 31, 2008 amounted to Ps. 748,979 13.7% lower than the portfolio of 852.1 million as of December 31, 2007.

On the other hand, as regards collection, default in receivables 90 days past due as of December 31, 2008 stood at 8.8%.

ALTO PALERMO S.A (APSA)

Below is the development of the volume of sales and default in receivables 90 days past due.

Thus, net revenues went from Ps. 139,901 during the six-month period ended December 31, 2007, to Ps. 123,564 in the same period of the current fiscal year undergoing an 11.7% decrease. Gross income stood at Ps. 46,567 and operating loss amounted to Ps. 113,017, representing a decrease compared to the income of Ps. 11,745 obtained over the six months ended December 31, 2007. Net loss stood at Ps. 57,601.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, in September 2008 APSA decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

To supplement the financial support, various actions were implemented since then by means of direct advisory of APSA’s management at Tarshop. Such actions were aimed at improving Tarshop S.A.’s performance downsizing the structure´s costs of points of sales with a decrease by 17%, the reduction of 13 points of sales and the reduction of leased centralized areas by 10%.

In line with commercial actions, the following actions among others were recently implemented:

(i) Redesigning the structure of distribution channels.

(ii) Changes in cash and financing plans to stores.

(iii) Renegotiating conditions with adhered establishments.

(iv) Optimization of granting credit and its collection.

(v) Adequacy of allowances’ policies, establishing a more rigorous criterion with regard to suggested for the BCRA.

ALTO PALERMO S.A (APSA)

During the second quarter of fiscal year 2009, due to the changing general context and following the strategic plan decided upon and implemented by APSA, funds have been provided and they were later accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop S.A. on the market.

Financial Debt

As of December 31, 2008, the Company’s financial debt basically comprises the following:

Type of indebtedness(1)	Outstanding principal amount(2)		Interest rate	Maturity
Unsecured Convertible Notes	USD	47.2	10%	July 2014
Series I Notes(3)	USD	120.0	7.875%	May 2017

(1)	Excludes Tarjeta Shopping’s debt.
(2)	Expresed in thousands of USD. Excludes accrued interests as of December 31, 2008.
(3)	Without considering the Series I Notes acquired, which as of December 31, 2008 amounted to USD 5.0 million.

Type of indebtedness(1)	Outstanding principal amount(2)		Interest rate	Maturity
Series II Notes (3)	USD	154,020	11%	June 2012
Short-term debt(4)	USD	96,489	Variable	Less than 180 days

(1)	Excludes Tarjeta Shopping’s banks debt for Ps. 52,928 (in thousands of Argentine Pesos).
(2)	Expresed in thousands of USD. Excludes accrued interests as of December 31, 2008.
(3)	Without considering the Series II Notes acquired, which as of December 31, 2008 amounted to USD 4.8 million.
(4)	Excludes interests.

As regards Series I and II Notes, the respective issuances constitute Series No. 1 and No. 2 under the Global Program for the Issuance of Notes for a face value of up to USD 200 million authorized by CNV Resolution No. 15,614 of April 19, 2007.

During the quarter interests on the Series I Notes and Series II Notes were settled for USD 4.7 million and Ps. 8,471, respectively.

ALTO PALERMO S.A (APSA)

Other highlights of the quarter

Repurchase of proprietary corporate bonds

During the last quarter, Series I Non-Convertible Notes were acquired for a total nominal value of USD 5 million listed at USD 0.36. The total amount paid stood at USD 2 million, generating income for USD 3.2 million. This adds to the repurchases of Series II Non-Convertible Notes made during the previous quarter for nominal value of USD 3 million.

Prospects for the next quarter

The deceleration of the economy begins to impact on the retail income level and our shopping centers are no stranger to such reality.

However, the attraction of our various establishments is unique to our tenants, which ensured their endorsement to the new project we are to launch in the last quarter of the fiscal year: over 90% of the leasable area of Dot Baires (shopping center on Av. Gral. Paz and the Panamerican Highway) has already been rented. We believe that due to its location and commercial proposal, Dot Baires will add value to our portfolio.

Likewise, another significant component of our commercial strategy to maintain the attractiveness of our malls is the presence of our locally and internationally renowned tenants. Based on this, we continue promoting their diversification and fostering the involvement of major brand names in our malls, thus offering the best products on the market to consumers. In this sense, brand names such as Salvatore Ferragamo, North Face and Starbucks have recently joined in on our proposal.

As regards consumption financing activity, we continue acting upon the areas where we can improve its operating and financial performance, taking measures seeking to stabilize the business in the midst of the current economic context.

ALTO PALERMO S.A (APSA)

Consolidated Financial Highlights

For the six-month periods ended December 31, 2008 and 2007

(In thousands of Argentine Pesos)

	December 31, 2008	December 31, 2007	Change	Change
EBITDA (1)	36,459	145,719	(109,260)	(75.0)%
EBITDA per share	0.47	1.86	(1.39)	(74.7)%
EBITDA per share - fully diluted	0.15	0.64	(0.49)	(76.6)%
Financial debt (2)	800,454	729,745	70,709	9.7%
Outstanding shares (Par value 1.-)	78,206,421	78,206,421	—	—
Number of shares - fully diluted	241,284,478	226,927,186	14,357,292	6.3%
Share price (Par value 1.-)	0.00460	0.01225	(0.00765)	(62.4)%
Market capitalization	359,750	958,029	(598,279)	(62.4)%
Market capitalization - fully diluted	1,109,909	2,779,858	(1,669,949)	(60.1)%
Enterprise value (3)	939,718	1,299,705	(359,987)	(27.7)%
Enterprise value - fully diluted	1,526,799	2,972,813	(1,446,014)	(48.6)%
Financial debt / Enterprise value	0.85	0.56	0.29	51.8%
Funds From Operations (4)	12,401	85,306	(72,905)	(85.5)%
Funds From Operations per share	0.16	1.09	(0.93)	(85.3)%
Net income for the period	(32,215)	48,692	(80,907)	(166.16)%

(1)	Represents operating result plus depreciations and amortizations. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.
(2)	Financial debt (net of accrued interest) plus the debts of the companies under Law No. 19,550, section 33, less checking account overdrafts.
(3)	Outstanding shares as quoted at the end of each period plus financial indebtedness, less cash and banks and short-term investments.
(4)	Funds from Operations calculated as income for the period before other income and expenses, amortizations and depreciations.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	12.31.08	12.31.07	12.31.06	12.31.05
Current assets	514,426	622,103	332,034	224,368
Non-current assets	1,773,690	1,484,173	1,303,218	1,094,880

Total	2,288,116	2,106,276	1,635,252	1,319,248

Current liabilities	597,610	404,685	502,900	405,632
Non-current liabilities	836,758	801,489	262,539	99,646

Subtotal	1,434,368	1,206,174	765,439	505,278

Minority interest	98,045	83,225	69,762	28,677
Shareholders´ equity	755,703	816,877	800,051	785,293

Total	2,288,116	2,106,276	1,635,252	1,319,248

ALTO PALERMO S.A (APSA)

3.	Consolidated income structure as compared with the same period of the three previous years.

	12.31.08	12.31.07	12.31.06	12.31.05
Operating (loss) income	(7,054)	107,948	84,903	73,743
Net loss on equity investments	—	(14)	(679)	(245)
Amortization of goodwill	(509)	(1,409)	(2,342)	(2,379)
Financial results, net	(50,578)	(13,847)	(4,571)	(15,267)
Other (expense) income, net	456	2,732	(967)	(883)
Income tax	12,268	(44,532)	(32,366)	(28,956)
Minority interest	13,202	(2,186)	(3,779)	(2,729)

Net (loss) income	(32,215)	48,692	40,199	23,284

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	12.31.08	12.31.07	12.31.06	12.31.05
Liquidity
Current assets	514,426	622,103	332,034	224,368

Current liabilities	597,610	404,685	502,900	405,632

Ratio	0.86	1.54	0.66	0.55

Indebtedness
Total liabilities	1,434,368	1,206,173	765,439	505,278

Shareholders´ equity	755,703	816,877	800,051	785,293

Ratio	1.90	1.48	0.96	0.64

Solvency
Shareholders’ equity	755,703	816,877	800,051	785,293

Total liabilities	1,434,368	1,206,173	765,439	505,278

Ratio	0.53	0.68	1.05	1.55

Non-Current Assets to total Assets
Non-current assets	1,773,690	1,484,173	1,303,218	1,094,880

Total assets	2,288,116	2,106,276	1,635,252	1,319,248

Ratio	0.78	0.70	0.80	0.83

Profitability
Net (loss) income for the period	(32,215)	48,692	40,200	23,285

Average shareholders’ equity	818,037	796,047	783,346	776,508

Ratio	(0.04)	0.06	0.05	0.03

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2008

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.08	09.30.08	06.30.08	03.31.08	Total
Accounts receivable, net	10,821	1,929	325	1,607	14,682

b)	Past due payable:

	12.31.08	09.30.08	06.30.08	03.31.08	Total
Trade accounts payable	19,166	333	483	691	20,673
Customer advances	1,265	—	—	534	1,799

c)	Receivables and liabilities with no fixed term:

12.31.08
Accounts receivable	170
Other receivables	278
Financial and bank loans	91
Taxes payable	24,122
Other liabilities	12
Provisions	4,899

ALTO PALERMO S.A (APSA)

3.	(Continued)

d)	Current receivables to mature:

	12.31.08	03.31.09	06.30.09	09.30.09	Total
Accounts receivable, net	42,437	11,281	5,635	2,613	61,966
Other receivables, net	42,683	8,601	2,744	5,649	59,677

e)	Non-current receivables to mature:

	12.31.10	12.31.11	12.31.12	12.31.13	Total
Accounts receivable, net	737	349	43	139	1,268
Other receivables, net	4,485	128	30	86	4,729

f)	Current liabilities to mature:

	12.31.08	03.31.09	06.30.09	09.30.09	Total
Trade accounts payable	9,304	—	—	1	9,305
Customer advances	15,950	8,862	8,810	8,862	42,484
Short-term debt	111,291	30,104	(261)	19,622	160,756
Related parties	9,107	4	4	4	9,119
Salaries and social security payable	4,070	—	2,904	—	6,974
Taxes payable	11,400	6,791	6,259	4,200	28,650
Other liabilities	947	947	136	136	2,166

g)	Non-current liabilities to mature:

	12.31.10	12.31.11	12.31.12	12.31.13	Total
Customer advances	20,211	10,105	3,346	7,156	40,818
Long-term debt	54,150	39,190	19,368	558,102	670,810
Related parties	49,453	—	—	—	49,453
Taxes payable	321	345	363	430	1,459
Other liabilities	162	148	—	—	310

ALTO PALERMO S.A (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	74,524
Foreign currency	(1)	2,294

Non-current
Local currency	(1)	1,268

(1) Does not accrue interest, except for Ps. 700 that accrue interest at a variable market rate.

b) Other receivables, net:

Current
Local currency	(1)	59,279
Foreign currency	(1)	676

Non-current
Local currency	(1)	4,729

(1) Does not accrue interest, except for Ps. 12,319 that accrue interest at a variable rate.

c) Trade accounts payable:

Current
Local currency	(1)	28,485
Foreign currency	(1)	1,493

(1) Does not accrue interest.

d) Customer advances:

Current
Local currency	(1)	43,749
Foreign currency	(1)	534

Non-current
Local currency	(1)	40,818

(1) Does not accrue interest, except for Ps. 3,505 that accrue interest at a variable market rate.

ALTO PALERMO S.A (APSA)

4.	(Continued)

Financial bank loans:

		Ps.
Current
Local currency	(1)	136,118
Foreign currency	(1)	24,729

Non-current
Local currency	(1)	95,524
Foreign currency	(1)	575,286

(1) Includes Ps. 727,744 that accrue interest at a fixed rate and Ps. 96,489 that accrue interest at a variable market rate.

e) Salaries and social security payable:

Current
Local currency	(1)	6,974

(1) Does not accrue interest.

f) Taxes payable:

Current
Local currency	(1)	28,650

Non-Current
Local currency	(1)	25,580

(1) Does not accrue interest, except for Ps. 24,434 that accrue interest at a fixed rate.

h) Related parties:

Current
Local currency	(1)	9,119

Non-current
Local currency	(1)	49,453

(1) Includes Ps. 48,769 that accrue interest at a variable rate.

ALTO PALERMO S.A (APSA)

4.	(Continued)

i)	Other liabilities:

		Ps.
Current
Local currency	(1)	2,166

Non-current
Local currency	(1)	323

(1) Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	4,899

(1) Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the unaudited basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the unaudited basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the unaudited basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

ALTO PALERMO S.A (APSA)

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto Shopping and premises	406,693	170,500	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	205,411	75,078	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	202,664	89,857	Fire, full risk and dismissed profit
Patio Bullrich Shopping	112,277	97,985	Fire, full risk and dismissed profit
Alto Noa Shopping	89,550	24,059	Fire, full risk and dismissed profit
Alto Rosario Shopping	191,613	82,056	Full risk, construction and assembly,
Unique policy	15,000		Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

ALTO PALERMO S.A (APSA)

18.	Restrictions on distribution of profits.

See Note 11 to unaudited basic financial statements.

Autonomous City of Buenos Aires, February 9, 2009.

Saúl Zang Vice-President Acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at December 31, 2008 and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2008 and 2007 and the complementary notes 1 to 29 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the six-month periods ended December 31, 2008 and 2007, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report on September 8, 2008, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at December 31, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2008 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2008, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,289,337, which was not claimable at that date.

Autonomous City of Buenos Aires, February 9, 2009

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: February 19, 2009.